4:
BEAR CREEK MINING CORPORATION
(Formerly Eveolution Ventures, Inc.)
Suite 410, 625 Howe Street
Vancouver, B.C.
Canada, V6C 2T6

March 12, 2003

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Bear Creek Mining Corporation
(Formerly Eveolution Ventures, Inc.)
Registration Statement on Form SB-2 (Reg. No. 333-101511)

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Bear Creek Mining Corporation (formerly Eveolution Ventures, Inc.), a Canadian company (the "Company"), hereby respectfully requests that the Company's Registration Statement on Form SB-2, as amended, (the "Registration Statement"), and all exhibits thereto, be withdrawn effective immediately. The Registration Statement was filed in connection with a proposed initial public offering of Units, consisting of common shares and Series C Warrants, and for common shares to be offered by certain shareholders; which offering was to be made both in Canada and the United States. The Company is requesting the withdrawal of the Registration Statement because the Company has determined to commence its public offering solely in Canada in the very near future, based upon current market conditions. The Company confirms that no shares of the Company's common stock have been issued or sold, or will be sold under the Registration Statement in the United States. The Company may undertake a subsequent private offering in the United States in reliance on Rule 155(c) promulgated under the Securities Act of 1933.

The filing fee for the Registration Statement was paid by electronic wire transfer to the account of the Securities and Exchange Commission at the time of the initial filing, and the Company understands that such fee may be offset against the total filing fee due for a subsequent registration statement filed within five years of the initial filing date for the Registration Statement.

Should you have any further questions regarding this Request for Withdrawal, please call Robert J. Diercks, our U.S. counsel, at (206) 447-8924.

Very truly yours,

BEAR CREEK MINING CORPORATION
(Formerly Eveolution Ventures, Inc.)

By /s/ Cheryl Wheeler
Chief Executive Officer
cc:	John Reynolds, Securities and Exchange Commission
David Link, Securities and Exchange Commission
Pam Howell, Securities and Exchange Commission